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                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No.         )*

                          Fidelity Bancorp, Inc.
                             Name of Issuer

                              Common Stock
                       Title of Class of Securities

                              31583B-10-5
                              CUSIP Number

                             Lindalee Hansen
                         Human Resource Director
                          Fidelity Bancorp, Inc.
                           5455 W. Belmont Ave.
                            Chicago, Illinois
                               773/736-4414
           Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                10/15/97
            Date of Event which Requires Filing of this Statement

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent
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thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover pay shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  31583B-10-5             13D


1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Raymond S. Stolarczyk
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)    [ ]
     (b)    [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     IN

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


NUMBER OF       7.  SOLE VOTING POWER
SHARES              58,786
BENEFICIALLY
OWNED           8.  SHARED VOTING POWER
BY EACH             25,388
REPORTING
PERSON          9.  SOLE DISPOSITIVE POWER
WITH                74,480

                10. SHARED DISPOSITIVE POWER
                    -0-



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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     158,654

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.5%

14.  TYPE OF REPORTING PERSON*
     IN


*SEE INSTRUCTION BEFORE FILLING OUT!

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Fidelity Federal Savings Bank
SCHEDULE 13D

ITEM 1    Security and Issuer

          This statement relates to the common stock, $0.1 par value of Fidelity Bancorp, Inc., 5455 W. Belmont, Chicago, IL 60641

ITEM 2    Identity and Background

          This Schedule is being filed by:

          (i)   Raymond S. Stolarczyk, Chairman/CEO
                5455 W. Belmont
                Chicago, IL  60641

          The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are United States citizens.

ITEM 3    Source and Amount of Funds or Other Consideration

          Personal funds and Employee Stock Benefits Plans

ITEM 4    Purpose of Transaction

         All securities of the Issuer beneficially owned by the Reporting Persons are for investment purposes. The Reporting Persons have no present plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c)   A sale or transfer of a material amount of assets of the Issuer
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or any of its subsidiaries;
         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   Any action similar to any of those enumerated above.

ITEM 5   Interest in Securities of the Issuer

         55,526 shares direct ownership; 16,585 shares unallocated from stock benefit plan; 3,260 IRA; 8,803 ESOP; 74,480 exercisable options

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

ITEM 7   Material to be Filed as Exhibits.

         None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is trues, complete and correct.

10/31/97
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Date


/S/RAYMOND S. STOLARCZYK
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SIGNATURE